Energy Future Holdings Corp.

VIA FACSIMILE AND EDGAR	December 29, 2008

Re:	Energy Future Holdings Corp.

Registration Statement on Form S-4

File No.: 333-153529

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Energy Future Holdings Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on December 30, 2008, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Energy Future Holdings Corp.

By:	/s/ PAUL M. KEGLEVIC
Paul M. Keglevic,
Executive Vice President and Chief Financial Officer